Exhibit 99.1

For Immediate Release

Contacts: Inspire Pharmaceuticals, Inc. Jenny Kobin Senior Director, Investor Relations (919) 941-9777, Extension 219	Thomas R. Staab, II Chief Financial Officer and Treasurer (919) 941-9777, Extension 267

INSPIRE REPORTS THIRD QUARTER 2005 FINANCIAL RESULTS

- Third Quarter 2005 Revenue Up 73%, Company Raises 2005 Revenue Guidance -

DURHAM, NC – November 8, 2005 – Inspire Pharmaceuticals, Inc. (NASDAQ: ISPH) today reported financial results for the third quarter ended September 30, 2005.

Total revenue for the third quarter of 2005 was $6.6 million compared to $3.8 million for the third quarter of 2004, reflecting a 73% increase in total co-promotion revenue. This increase is attributed to the continued market penetration of Elestat® (epinastine HCl ophthalmic solution) 0.05% and Restasis® (cyclosporine ophthalmic emulsion) 0.05% in the United States, accompanied by an increase in the Company’s entitled percentage of net sales of Restasis.

Co-promotion revenue from net sales of Elestat for the third quarter of 2005 was $4.5 million, as compared to $3.3 million of co-promotion revenue from Elestat recognized in the third quarter of 2004. Co-promotion revenue on net sales of Restasis for the third quarter of 2005 was $2.1 million, as compared to $0.5 million recognized in the third quarter of 2004. Total co-promotion revenue for the nine months ending September 30, 2005 was $18.0 million, as compared to $7.3 million for the same period in 2004.

For the quarter ended September 30, 2005, the Company reported a net loss of $6.8 million, or ($0.16) per share, as compared to a net loss of $10.2 million, or ($0.28) per share, for the same period in 2004. The net loss for the nine months ended September 30, 2005 was $24.8 million, or ($0.59) per share, as compared to a net loss of $32.3 million, or ($0.96) per share for the same period in 2004. Operating expenses for the third quarter of 2005 totaled $14.4 million, as compared to $14.3 million for the same period in 2004. Operating expenses for the nine months ended September 30, 2005 were $45.8 million, as compared to $40.4 million for the same period in 2004. Cash, cash equivalents and investments totaled $125.9 million at September 30, 2005, reflecting a $6.1 million utilization of cash, cash equivalents and investments during the third quarter of 2005.

Based upon results and revenue trends for both Elestat and Restasis, the Company is increasing its previously issued 2005 operating guidance for co-promotion revenue to a new range of $22-26 million from the previous range of $19-23 million and is reaffirming its operating expenses guidance for 2005 to be in the $59-65 million range.

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.977 • Fax 919.941.9797

Christy L. Shaffer, Ph.D., President and CEO of Inspire, stated, “Our commercial organization continues to drive excellent revenue growth for Elestat and provide co-promotion support for Restasis. Elestat is now the second most prescribed allergic conjunctivitis product in the United States, based on recent market data. In research and development, we made progress in our cystic fibrosis program, as previously announced, by completing two long-term animal toxicology studies and an additional Phase 2 safety clinical trial in cystic fibrosis patients. Based on the cumulative pre-clinical and clinical data in our CF program, we have requested and been granted an End-of-Phase 2 meeting with the FDA in late January 2006 to discuss next steps.”

Recent Updates Include (July 1, 2005 through November 8, 2005):

Research & Development

•	Completed two six-month animal toxicology studies in denufosol tetrasodium for the treatment of cystic fibrosis;
•	Announced top-line results of a Phase 2 safety clinical trial of denufosol for the treatment of cystic fibrosis;
•	Submitted an application to the European Medicines Evaluation Agency (EMEA) to receive orphan drug status for denufosol in cystic fibrosis in Europe;
•	Presented scientific data at two poster sessions and one Early Bird Short Course at the 2005 North American Cystic Fibrosis Conference; and
•	Discontinued enrollment in a pilot Phase 2 clinical trial of diquafosol for corneal epithelial wound healing since the single clinical trial site, located in New Orleans, was seriously impacted by Hurricane Katrina.

Sales and Marketing

•	Succeeded in making Elestat the second most prescribed allergic conjunctivitis product in the United States, achieving over 9% in total weekly prescription volume, and achieving approximately 8% of total year-to-date 2005 prescription volume based upon National Prescription data from IMS Health, as measured for the week ending October 14, 2005; and
•	In collaboration with Allergan, increased prescription volume of Restasis, which is the only approved prescription treatment for dry eye in the United States; Allergan reported aggregate third quarter 2005 net sales of Restasis of $54 million, representing a 124% increase over the third quarter of 2004.

Inspire will host a conference call and live webcast to discuss its third quarter 2005 financial results on Tuesday, November 8th at 10:00 a.m. ET. To access the conference call, U.S. participants may call (877) 780-2276 and international participants may call (973) 582-2757. A live web cast and replay of the call will be available on Inspire’s website at www.inspirepharm.com. A telephone replay of the conference call will be available until November 22, 2005. To access this replay, U.S. participants may call (877) 519-4471 and international participants may call (973) 341-3080. The conference pass code is 6584278.

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.977 • Fax 919.941.9797

About Inspire

Inspire is a biopharmaceutical company dedicated to discovering, developing and commercializing prescription pharmaceutical products in disease areas with significant commercial potential and unmet medical needs. Inspire has significant technical and scientific expertise in the therapy areas of ophthalmology and respiratory and is a leader in the field of P2 receptors which are important drug targets in various therapeutic areas, including ophthalmology, respiratory disease and cardiovascular disease. Inspire’s U.S. specialty sales force promotes Elestat® (epinastine HCl ophthalmic solution) 0.05% and Restasis® (cyclosporine ophthalmic emulsion) 0.05%, ophthalmology products developed by Inspire’s partner, Allergan, Inc. Elestat and Restasis are trademarks owned by Allergan, Inc.

Forward-Looking Statements

The forward-looking statements in this news release relating to management’s expectations and beliefs are based on preliminary information and management assumptions. Such forward-looking statements are subject to a wide range of risks and uncertainties that could cause results to differ in material respects, including those relating to product development, revenue, expense and earnings expectations, the seasonality of Elestat, intellectual property rights, adverse litigation developments, adverse developments in the U.S. Securities and Exchange Commission (SEC) investigation, competitive products, results and timing of clinical trials, success of marketing efforts, the need for additional research and testing, delays in manufacturing, funding, and the timing and content of decisions made by regulatory authorities, including the U.S. Food and Drug Administration. Inspire’s revenues, and the rate of revenue growth, for the three and nine month periods ended September 30, 2005 are not necessarily indicative of future revenue or the rate of growth, if any, of revenues during the year ending December 31, 2005. Inspire cannot assure the continued growth of revenue from the sale of Elestat or Restasis for any future periods. Further information regarding factors that could affect Inspire’s results is included in Inspire’s filings with the SEC. Inspire undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof.

— Financial tables follow —

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.977 • Fax 919.941.9797

INSPIRE PHARMACEUTICALS, INC.

Condensed Statements of Operations

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Revenues:
Revenue from product co-promotion	$6,562	$3,791	$18,020	$7,348

Total revenue	6,562	3,791	18,020	7,348
Operating expenses:
Research and development	6,672	6,762	19,463	17,318
Selling and marketing	5,063	5,529	18,160	16,665
General and administrative	2,672	2,035	8,163	6,369

Total operating expenses	14,407	14,326	45,786	40,352

Loss from operations	(7,845)	(10,535)	(27,766)	(33,004)
Other income (expense):
Interest income	1,129	422	3,130	1,010
Interest expense	(36)	(37)	(114)	(78)
Loss on investments	—	—	—	(198)

Other income, net	1,093	385	3,016	734

Net loss	$(6,752)	$(10,150)	$(24,750)	$(32,270)

Basic and diluted net loss per common share	$(0.16)	$(0.28)	$(0.59)	$(0.96)

Weighted average common shares used in computing basic and diluted net loss per common share	42,188	36,767	42,066	33,566

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.977 • Fax 919.941.9797

INSPIRE PHARMACEUTICALS, INC.

Selected Balance Sheet Information

(in thousands)

	September 30, 2005	December 31, 2004
Cash, cash equivalents and investments	$125,885	$156,796
Receivable from Allergan	6,497	3,501
Working capital	101,925	134,559
Total assets	137,428	165,696
Total stockholders’ equity	125,328	149,598
Shares of common stock outstanding	42,203	41,845

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4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.977 • Fax 919.941.9797